ICAP

1 December 2005

05013167

VIA COURIER

SEC MAIL PROCESSING
RECEIVED
DEC 07 2005
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

Dear Sir

SUPPL

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley

Jenny McAuley
Company Secretarial
Tel: +44 20 7000 5788
Fax: +44 20 7000 5784
Email: jenny.mcauley@ICAP.com

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	ICAP complaint from NAB
Released	15:00 09-Nov-05
Number	8897T

ICAP receives complaint from NAB regarding FX Options business in Singapore

London, November 9 2005. ICAP plc (IAP.L) has received correspondence from National Australia Bank (NAB) alleging that revaluation data, supplied by an individual within one of ICAP's Singapore subsidiaries (a member of the TFS-ICAP joint venture), helped mask trading losses in NAB's foreign exchange (FX) options business.

On 27 January 2004 NAB announced that it incurred FX trading losses of A$360 million (£158 million). Detailed reports following full investigations into these losses were published by PriceWaterhouseCoopers & the Australian Prudential Regulation Authority (APRA) in March 2004* and indicated that NAB incurred these FX trading losses between April 2003 and January 2004. The PWC report includes descriptions of how certain NAB dealers concealed losses by processing false spot FX and false FX option transactions, booking one-sided internal FX option transactions and using incorrect dealing rates for genuine transactions. The reports analyse the cause of these trading losses, including the methods of concealment employed by the NAB dealers, repeated failures of NAB risk management, absence of NAB financial controls, gaps in NAB back office procedures, inadequate NAB corporate governance and NAB corporate cultural weaknesses. NAB accepted the findings of the PWC report on 28 April 2004.

Neither the ICAP Group nor TFS-ICAP accept any responsibility for these NAB FX trading losses and intend to vigorously contest any claim which may be made against them in this matter.

ICAP has been informed that a similar allegation has been asserted by NAB against another inter-dealer broker, which is not a party to the joint venture, in respect of these NAB FX trading losses.

Enquiries

Mike Sheard (44) 20 7050 7103

Information for editors:

TFS-ICAP was originally formed in July 2000 as a joint venture by merging the OTC FX Options divisions of the TFS Group and the ICAP Group. TFS-ICAP has offices in New York, London, Frankfurt, Copenhagen, Sydney, Tokyo and Singapore.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale markets for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. Please go to www.icap.com for more information.

* Copies of the PriceWaterhouseCoopers and Australian Prudential Regulation Authority reports can be found at http://www.nabgroup.com/0,,44213,00.html and http://www.nabgroup.com/0,,45453,00.html respectively.
END

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Company	ICAP PLC
TIDM	IAP
Headline	Interim Results
Released	07:00 22-Nov-05
Number	4548U

RNS Number:4548U
ICAP PLC
22 November 2005

ICAP Interim Results for six months ended 30 September 2005

ICAP plc, the world's largest voice and electronic interdealer broker, today announced Interim Results for the six months ended 30 September 2005.

Highlights:

	6 months 30/09/05 £m	6 months 30/09/04 £m(3)	Increase %
Revenue	443.9	395.8	12
Operating expenses	354.7	321.0	11
Profit 1	98.2	83.3	18
EPS (basic)	10.2p	8.6p	
EPS (adjusted)	10.6p	9.0p	
Interim dividend 2	2.5p	1.85p	

- Revenue rose by 12% to £443.9 million. Revenue in electronic broking rose 24% to £49.3 million
- Operating expenses rose by 11%: the Group operating profit margin4 increased to 21%
- Profit1 rose to £98.2 million (2004: £83.3 million)
- Statutory profit before tax was £95.4 million (2004: £77.3 million).

Michael Spencer, Group Chief Executive Officer, said:
"I am pleased to announce that ICAP's electronic and voice broking business has shown excellent growth compared with the same period last year. The very strong performance of our electronic broking business has continued with revenue rising by 24% to £49.3 million. In addition, voice broking benefited from more active markets and revenue rose by 11% to £381.8 million.

We will drive ICAP's organic growth by establishing leadership in the more rapidly growing markets, exploiting new products and markets and migrating the more liquid, commoditised markets to electronic broking. We aim to harness this organic growth, together with selective acquisitions, to increase our share of the combined voice and electronic market to 35% within a few years.

There will be an analyst's briefing at 9:30 am GMT on Tuesday 22 November 2005 at 2 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analysts at 9:30 am GMT on 22 November 2005 will be available on the web site, www.icap.com at 1:00 pm GMT on 22 November 2005. It will remain on the web site for six months.

22 November 2005

Notes

1 Profit is defined as pre-tax profit before amortisation and impairment of intangibles and exceptional items.
2 In May 2005 ICAP announced that in the normal course of events, interim dividends will be calculated at 30% of the previous year's full year dividend.
3 At reported exchange rates and restated on an IFRS basis
4 Group operating profit before amortisation and impairment of intangibles and exceptional items as a percentage of revenue

Enquiries
ICAP plc
Michael Spencer Group Chief Executive (44) 20 7050 7400
Mike Sheard Director of Corporate Affairs (44) 20 7050 7103

The Maitland Consultancy
Neil Bennett (44) 20 7379 5151

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

Please go to www.icap.com for more information.

ICAP plc
Interim Results for six months ended 30 September 2005

Operating review

ICAP's electronic and voice broking business has shown excellent growth compared with the same period last year. Activity levels in the wholesale financial markets in fixed income securities and OTC derivatives during the first three months of our financial year were noticeably higher ahead of the traditional seasonal slowdown during the summer. We have further advanced our market share in both electronic and voice broking.

Profit (before tax, amortisation and impairment of intangibles and exceptional items) was £98.2 million compared to £83.3 million. Profit before tax on a statutory basis was £95.4 million compared to £77.3 million. We have continued to keep our costs under tight control.

Both voice and electronic broking increased revenue and profit. The very strong performance of our electronic broking businesses has continued with revenue rising by 24% to £49.3 million. Electronic broking profit* rose 65% from £9.4 million to £15.5 million, a margin of 31%. In addition, voice broking benefited from more active markets and revenue rose by 11% to £381.8 million with profit* increasing by 12% to £71.6 million from £63.9 million in the previous period.

The most profitable region was the Americas with revenue of £203.8 million generating profit* of £50.4 million (2004 - £40.5 million), a margin of 25%. Revenue in Europe was £195.0 million, generating profit* of £40.0 million (2004 - £34.2 million), a margin of 21%. Electronic broking made a significant contribution to the improvement in the margin in both the Americas and Europe.

Asia Pacific revenue grew to £45.1 million (2004 - £42.3 million), with profit* of £4.0 million and a margin of 9%. Several centres in the Asia Pacific region have been disrupted by the movement of large numbers of staff with associated

costs. The new regional CEO and his team have recruited new staff and strengthened the business. This is a competitive environment but the markets are growing and we are in a strong position to build our business from a solid base. We are aiming to conclude a joint venture agreement with a partner in China.

Electronic Broking
We now have five years experience of managing a combined voice and electronic broking business and are reaping the benefits of having two strong parallel businesses. ICAP is the leading electronic interdealer broker; electronic volume increased by 32% over the previous year to average US$540 billion/day in the first half of the financial year. We estimate that our average combined voice and electronic market share overall in US Treasury products exceeded 58% during the same period. ICAP is also firmly established as market leader in the European and US$ repo markets where average electronic broking volumes in first half of the financial year grew significantly to reach US$179 billion/day in Europe and US$185 billion in North America.

Issuance to fund rising deficits and the growth of "black-box" automated trading systems fuelled volumes in the government bond markets. Average daily US Treasury volumes grew to $473 billion/day in the third quarter of 2005, 6.0% below the previous quarter but 11.2% above the same period in the previous year.

* Group operating profit before amortisation and impairment of intangibles and exceptional items. We continue to believe that this measure better reflects the Group's performance and it is reconciled to statutory group operating profit in the segmental analysis shown in note 2.

We are beginning to make some progress in accessing the Italian government bond markets following the agreement with Monte Titoli S.p.A. to give BrokerTec direct access to their systems for the clearing and settlement of Italian government bonds and repo. We now expect to gain access to the central counterparties (Cassa di Compensazione e Garanzia and LCH-Clearnet) in early 2006. To complete the process we are hopeful that the Dipartimento del Tesoro may revise the current Primary Dealer assessment process and consider volumes traded on any platform including our own.

Investment in our technology platforms continues. On BrokerTec the migration to a new technology is now underway and will incur additional costs in the short term but will deliver lower costs and greater scalability in the longer term. To prepare for the longer term potential of cross market trading we are continuing to invest in i-Connect which will interconnect several broking platforms and customer interfaces.

On the BrokerTec platform Credit Default Swaps and Indices in London have established a good market position and customer access to bonds and Credit Repo on the same display will improve our competitive position further. In the Americas, Mortgage Backed Securities have been relaunched and we have had a successful start in recent weeks in Canadian Government Bonds.

On the other platforms:

- i-Forwards - ICAP's electronic broking system for forward foreign exchange is now being used by 51 banks in Europe and the US. The rollout to banks in Asia has begun.
- i-Swap - ICAP's system for interest rate derivatives has an installed base of 45 banks in Europe. In the overnight indexed swaps market, 27 banks are live and16 banks have agreed to come on to the system. In medium term interest rate swaps the system is expected to be launched in early 2006 with at least 14 market participants.

Derivatives and money broking
Although yield curves have continued to flatten interest rate markets have remained active, particularly in medium and longer term dollar interest rate

swaps. Interest rate options performed particularly well. ICAP's revenue in derivatives and money markets rose from £156.0 million to £172.7 million, generating profit* of £38.1 million (2004 - £35.2 million).

Securities broking

For a time lower yields in US Treasuries helped the mortgage market but activity levels have fallen as rates rose. In the credit markets, credit derivatives have been particularly busy but tight credit spreads kept trading volumes low in many corporate bond sectors. The overall effect of changes in market activity was increased revenue of £174.8 million, generating a profit* of £26.7 million (2004 - £25.7 million).

Energy

Our energy businesses have experienced a substantial increase in activity, particularly in the oil markets and ICAP Energy's revenue rose to £34.3 million from £23.7 million in 2004. Profit* rose to £6.8 million. In early October we completed the acquisition of the majority of the assets of United Fuels International, Inc. and its Affiliates (United). United has a strong presence in US oil, oil related markets, emissions and coal which is a great addition to our core strength in US power and gas. It is also an excellent fit with ICAP's leading position in the energy markets in Europe and Asia particularly the London and Singapore based businesses in oil and refined products. The total cost of the acquisition, paid in cash, was $27.2 million.

Information services

The sale of financial information remains very competitive. We have concentrated on creating longer term agreements like our new five-year agreement with Reuters which replaces and significantly extends both Telerate's and Reuters previous agreements with ICAP. Profit* from information services was £7.3 million.

International Financial Reporting Standards (IFRS)

These are the first results presented under IFRS and contain a brief summary of the reconciling items between UK GAAP and IFRS. A detailed explanation of the reconciling items was provided in the IFRS Transition Report published in July 2005.

Dividend

In May 2005 ICAP announced that in the normal course of events, interim dividends will be calculated at 30% of the previous year's full year dividend. As a result, an interim dividend of 2.5 pence per share (2004: 1.85 pence) covering the six-month period to 30 September 2005 will be paid on 24 February 2006 to shareholders on the register on 27 January 2006.

Outlook

In recent years underlying revenue growth in our markets has been in the 3 - 5% range. We expect the markets to continue to grow at least at this rate given the increasing commitment of capital to our markets by banks and hedge funds, growth in debt issuance by governments, corporates and financial institutions and economic imbalances around the world. It is clear that some key market sectors should grow much faster than this, including:

- credit derivatives: growth to be more like 20-25%, driven by the increasing hedging needs of banks, the rapid pace of product development by the leading players, new players attracted by a commoditised, liquid product (iTraxx indices) and the likely emergence of Futures contracts early in 2006.
- OTC equity derivatives: growth to be more like 12-15%, driven by the surge in assets under management at hedge funds, both banks and investors seeking ways to enhance yield using OTC equity derivatives, yields that are not available on exchange traded products in low volatility environments.
- energy markets: growth to be more like 19-22%, driven by continuing

political tensions in the producing regions, limited production capability, increased focus on reducing emissions and continuing commitment of capital from a broadening customer base.

For ICAP, these factors will combine with the improved efficiency of electronic broking and increased integration with our customers' trading systems. There is also continuing consolidation within the interdealer broking community as our customers are choosing to use fewer brokers who can offer deeper liquidity and have the ability to invest in technological improvements.

We will drive ICAP's organic growth by establishing leadership in the more rapidly growing markets, exploiting new products and markets and migrating the more liquid, commoditised markets to electronic broking. We aim to harness this organic growth, together with selective acquisitions, to increase our share of the combined voice and electronic market to 35% within a few years.

Market activity in the second half of the financial year has continued to be well ahead of the same period in the previous year. Assuming these market activity levels continue, profit (before tax, exceptional items and amortisation and impairment of intangibles) for the financial year ended 31 March 2006 is anticipated to be in line with current analysts forecasts.

Consolidated Income Statement

		Unaudited 6 months ended 30 September 2005				
		Before amortisation & impairment of intangibles & exceptional items	Amortisation & impairment of intangibles	Exceptional items	Total	Am & of i & e
	Note	£m	£m	£m	£m	
Revenue	2	443.9	-	-	443.9	
Operating expenses		(354.7)	(2.8)	-	(357.5)	
Other income		5.2	-	-	5.2	
Group operating profit	2	94.4	(2.8)	-	91.6	
Finance income		4.9	-	-	4.9	
Finance costs		(2.9)	-	-	(2.9)	
Share of profit/ (loss) of associates (after tax)		1.8	-	-	1.8	
Profit before tax		98.2	(2.8)	-	95.4	
Taxation	3	(33.5)	-	-	(33.5)	
Profit for the period		64.7	(2.8)	-	61.9	
Attributable to:						
Equity holders of the parent		63.5	(2.8)	-	60.7	
Minority interests		1.2	-	-	1.2	

		64.7	(2.8)	-	61.9	
Earnings per ordinary share						
- basic	4				10.2p	
- diluted	4				9.9p	

Consolidated Income Statement

		Unaudited 6 months ended 30 September 2004		Auditec 31 M	
		Exceptional items	Total	Before amortisation & impairment of intangibles & exceptional items	Amortis & impai intanç
	Note	£m	£m	£m	
Revenue	2	-	395.8	812.7	
Operating expenses		(6.0)	(327.0)	(651.0)	
Other income		-	5.8	12.3	
Group operating profit	2	(6.0)	74.6	174.0	
Finance income		-	3.5	6.9	
Finance costs		-	(1.2)	(2.3)	
Share of profit/ (loss) of associates (after tax)		-	0.4	(1.9)	
Profit before tax		(6.0)	77.3	176.7	
Taxation	3	1.8	(26.6)	(58.4)	
Profit for the period		(4.2)	50.7	118.3	
Attributable to:					
Equity holders of the parent		(4.2)	49.9	116.2	
Minority interests		-	0.8	2.1	
		(4.2)	50.7	118.3	
Earnings per ordinary share					
- basic	4		8.6p		
- diluted	4		8.1p		

Consolidated Statement of Recognised Income and Expense

	Unaudited 6 months ended 30	Unaudited 6 months ended 30	Audited year ended 31 March

		September 2005 £m	September 2004 £m	2005 £m
Profit for the period		61.9	50.7	109.6
Actuarial losses on post retirement employee benefits		-	-	(0.6)
Currency translation differences		12.8	4.2	(7.0)
Total recognised income and expense for the period		74.7	54.9	102.0

Consolidated Balance Sheet

	Note	Unaudited as at 30 September 2005 £m	Unaudited as at 30 September 2004 £m	Audited as at 31 March 2005 £m
ASSETS				
Non-current assets				
Goodwill		257.3	249.8	253.7
Other intangible assets		2.3	-	2.8
Property, plant and equipment		67.9	76.8	67.2
Investments in associates		12.3	10.6	8.9
Deferred tax assets		42.8	35.5	42.9
Trade and other receivables		5.4	2.4	4.4
Other investments		18.9	7.8	7.5
		406.9	382.9	387.4
Current assets				
Trade and other receivables	5	145,675.9	734.5	680.6
Other investments		11.5	15.6	16.2
Cash and cash equivalents		350.0	172.7	231.3
		146,037.4	922.8	928.1
Total assets		146,444.3	1,305.7	1,315.5
LIABILITIES				
Current liabilities				
Trade and other payables	5	(145,665.9)	(740.8)	(708.3)
Short-term borrowings and overdrafts		(0.5)	(5.2)	(0.6)
Short-term provisions		(2.7)	(6.4)	(7.5)
Tax payable		(46.9)	(32.3)	(38.0)
Obligations under finance leases		(0.2)	(1.3)	(0.7)
		(145,716.2)	(786.0)	(755.1)

Non-current liabilities				
Trade and other payables		(10.3)	(9.4)	(11.1)
Long-term borrowings	6	(126.1)	-	-
Retirement benefit obligations		(2.7)	(3.0)	(2.7)
Tax payable		(7.5)	(7.9)	(9.8)
Deferred tax liabilities		(15.5)	(10.2)	(12.7)
Long-term provisions		(6.7)	(8.5)	(3.8)
Obligations under finance leases		(0.3)	(0.6)	(0.3)
		(169.1)	(39.6)	(40.4)
Total liabilities		(145,885.3)	(825.6)	(795.5)
Net assets		559.0	480.1	520.0
EQUITY				
Capital and reserves				
Called up share capital	8	60.7	60.5	60.6
Contingent share capital	8	-	5.6	7.0
Share premium account	8	216.0	215.0	215.2
Other reserves	8	40.7	29.1	28.8
Retained earnings	8	228.8	160.4	197.9
Equity attributable to equity holders of the parent		546.2	470.6	509.5
Minority interests - equity	8	12.8	9.5	10.5
		559.0	480.1	520.0

Consolidated Cash Flow Statement

	Note	Unaudited 6 months ended 30 September 2005 £m	Unaudited 6 months ended 30 September 2004 £m	Audited Year ended 31 March 2005 £m
Cash flows from operating activities	9 (a)	51.6	49.4	133.0
Cash flows from investing activities				
Dividends received from associates		0.8	0.4	0.9
Interest received from third parties		4.7	3.5	6.8
Payments to acquire tangible fixed assets		(9.9)	(25.6)	(26.9)
Receipts from sale of tangible fixed assets		-	-	0.3
Net payments to acquire other investments		(3.5)	(4.0)	(5.2)
Acquisition of interests in businesses net of cash acquired		(11.4)	(11.7)	(16.0)

Acquisition of associates		(0.2)	(4.1)	(5.1)
Net cash used in investing		(19.5)	(41.5)	(45.2)
Cash flows from financing activities				
Interest element of finance lease payments		(0.1)	(0.1)	(0.1)
Interest paid to third parties		(1.9)	(1.4)	(1.8)
Dividends paid to minority interests		(1.1)	(1.7)	(2.1)
Equity dividend paid		(38.2)	(34.0)	(45.0)
Share capital purchased for cancellation		-	(17.3)	(17.3)
Payments to acquire own shares		(3.7)	(3.8)	(3.8)
Receipts from sale of own shares		-	-	1.1
Proceeds from issue of ordinary shares		0.9	0.4	0.8
Net proceeds from short-term borrowings		-	5.0	-
Capital element of finance lease payments		(0.5)	(0.7)	(1.5)
Private placement funds received net of fees		122.4	-	-
Net cash used in financing activities		77.8	(53.6)	(69.7)
Exchange adjustments		8.9	0.9	(4.7)
Net increase /(decrease) in cash and cash equivalents		118.8	(44.8)	13.4
Net cash and cash equivalents at beginning of period	9 (b)	230.7	217.3	217.3
Net cash and cash equivalents at end of period	9 (b)	349.5	172.5	230.7

Notes to the IFRS Financial Information

1 Basis of preparation and first time adoption of IFRS

(a) Basis of preparation

The Group is required to adopt International Financial Reporting Standards ("IFRS") with effect from 1 April 2005. Accordingly, the Interim Report for the 6 months to 30 September 2005 has been prepared in accordance with IFRS accounting policies. At the time of the preparation of the Interim Report, not all standards have been endorsed by the European Commission. It is therefore possible that further changes will be required to the comparative financial information restated in accordance with IFRS, as well as the financial information for the 6 months to 30 September 2005, before the first IFRS Annual Report for the year ending 31 March 2006 is published. The Interim Report has therefore been prepared in accordance with IFRS accounting policies consistent with those that the Group expects to apply in the Annual Report for the year ending 31 March 2006. In particular, the Directors have anticipated that the European Commission will endorse the amendment to IAS19 "Employee Benefits" in time to be applicable to the Annual Report.

The accounting policies followed in the Interim Report are the same as those published in the IFRS Transition Report on 13 July 2005 and are available on the Group's website at www.icap.com, except for those relating to IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" which apply from 1 April 2005. The Group has adopted the exemption available in IFRS1 "First-time Adoption of IFRS" to apply IAS32 and IAS39 prospectively and not to retrospectively restate prior period comparatives. A restatement of the Group's opening balance sheet as at 1 April 2005 and details of the adjustments required under these standards is provided in note 12.

The Interim Report for the 6 months to 30 September 2005 does not constitute statutory financial information as defined in Section 240 of the Companies Act 1985. The Interim Report is unaudited but has been reviewed by the auditors, PricewaterhouseCoopers LLP, and their report is set out on page 25. The comparative financial information for the year ended 31 March 2005 and the 6 months to 30 September 2004 has been extracted from the IFRS Transition Report. The statutory accounts for the year ended 31 March 2005, prepared in accordance with UK GAAP, have been filed with the Registrar of Companies and the auditors issued an unqualified report thereon which did not contain any statement under Section 237 of the Companies Act 1985.

(b) Income statement

Under IFRS the Group will maintain the columnar format for the presentation of its income statement. This will enable the Group to continue its practice of improving the understanding of its results by presenting profit for the period before amortisation and impairment of intangibles and exceptional items. This is the profit measure used in the adjusted EPS calculation (note 4) and is considered to be the most appropriate as it better reflects the Group's underlying cash earnings. Profit before amortisation and impairment of intangibles and exceptional items is reconciled to profit before tax on the face of the income statement.

Items which are of a material and non-recurring nature, such as disposals of items of property, plant and equipment, restructuring of activities and litigation settlements, have been disclosed separately to give a clearer presentation of the Group's results. These items are shown as "exceptional items" on the face of the income statement. There were no items of an exceptional nature in the 6 months to 30 September 2005. Exceptional items in the year ended 31 March 2005 of £9.1m (6 months to 30 September 2004 - £6.0m) principally related to property and move related expenses and legal and employee related matters.

Amortisation and impairment of intangible assets arising from the application of IFRS3 "Business Combinations" is shown on the face of the income statement. The charge for the period of £2.8m includes £1.1m in respect of an impairment during the period.

Notes to the Financial Statements

2 Segment reporting

(a) Primary segment - Geographical

In accordance with IAS14 "Segment Reporting" the Group has defined the primary segment as geographical as this is the basis on which it manages its operations.

	Period ended 3C	
	Americas	Europe

	£m	£m
Revenue	203.8	195.0
Group operating profit before amortisation and impairment of intangibles and exceptional items	50.4	40.0
Amortisation and impairment of intangibles	(1.1)	(1.6)
Exceptional items	-	-
Group operating profit	49.3	38.4
Net finance income	1.4	0.5
Share of profit of associates (after tax)	-	1.3
Profit before tax	50.7	40.2

Included in revenue is £12.2m in respect of joint ventures (Americas £5.5m, Europe £3.7m, Asia Pacific £3.0m). Included in Group operating profit is £2.9m in respect of joint ventures (Americas £1.4m, Europe £0.8m, Asia Pacific £0.7m).

	Period ended 3C	
	Americas	Europe
	£m	£m
Revenue	184.8	168.7
Group operating profit before amortisation and impairment of intangibles and exceptional items	40.5	34.2
Amortisation and impairment of intangibles	-	-
Exceptional items	-	(6.0)
Group operating profit	40.5	28.2
Net finance income/(expense)	0.5	1.9
Share of profit of associates (after tax)	-	-
Profit before tax	41.0	30.1

Included in revenue is £8.9m in respect of joint ventures (Americas £5.1m, Europe £2.5m, Asia Pacific £1.3m). Included in Group operating profit is £2.9m in respect of joint ventures (Americas £1.5m, Europe £0.6m, Asia Pacific £0.8m).

	Year ended 3	
	Americas	Europe
	£m	£m
Revenue	374.0	354.5
Group operating profit before amortisation and impairment of intangibles and exceptional items	88.2	76.4
Amortisation and impairment of intangibles	(0.5)	(0.2)
Exceptional items	0.3	(7.0)
Group operating profit	88.0	69.2
Net finance income/(expense)	1.3	3.4

Share of (loss)/profit of associates (after tax)	-	(2.7)
Profit before tax	89.3	69.9

Included in revenue is £18.7m in respect of joint ventures (Americas £10.2m, Europe £5.8m, Asia Pacific £2.7m). Included in Group operating profit is £6.0m in respect of joint ventures (Americas £2.9m, Europe £1.6m, Asia Pacific £1.5m).

(b) Secondary segment - Business activity

	Period ended 30 Sep		
	Securities broking £m	Derivatives and money broking £m	Energy broking £m
Revenue	174.8	172.7	34.3
Group operating profit before amortisation and impairment of intangibles and exceptional items	26.7	38.1	6.8
Amortisation and impairment of intangibles	(1.7)	-	-
Exceptional items	-	-	-
Group operating profit	25.0	38.1	6.8

Included in revenue is £12.2m in respect of joint ventures (derivatives and money broking £10.7m, securities broking £1.5m). Included in Group operating profit is £2.9m in respect of joint ventures (derivatives and money broking £3.0m, securities broking £(0.1)m).

	Period ended 30 Sep		
	Securities broking £m	Derivatives and money broking £m	Energy broking £m
Revenue	164.4	156.0	23.7
Group operating profit before amortisation and impairment of intangibles and exceptional items	25.7	35.2	3.0
Amortisation and impairment of intangibles	-	-	-
Exceptional items	(2.3)	(3.3)	(0.5)
Group operating profit	23.4	31.9	2.5

Included in revenue is £8.9m in respect of joint ventures (derivatives and money broking £7.3m, securities broking £1.6m). Included in Group operating profit is £2.9m in respect of joint ventures (derivatives and money broking £2.8m, securities broking £0.1m).

	Year ended 31 Ma		
	Securities	Derivatives	Energy

	broking	and money broking	broking
	£m	£m	£m
Revenue	324.6	328.4	50.9
Group operating profit before amortisation and impairment of intangibles and exceptional items	52.0	75.7	7.5
Amortisation and impairment of intangibles	-	(0.2)	-
Exceptional items	(2.2)	(6.7)	(0.3)
Group operating profit	49.8	68.8	7.2

Included in revenue is £18.7m in respect of joint ventures (derivatives and money broking £15.8m, securities broking £2.9m). Included in Group operating profit is £6.0m in respect of joint ventures (derivatives and money broking £5.9m, securities broking £0.1m).

3 Taxation

	6 months ended 30 September 2005	6 months ended 30 September 2004	Year ended 31 March 2005
	£m	£m	£m
Current taxation			
UK Corporation Tax at 30.0%			
- Current period	13.0	10.1	29.5
- Double tax relief	-	(3.0)	(5.7)
- Adjustment to prior periods	(2.0)	(0.8)	(2.7)
Overseas taxation			
- Current period	20.3	17.6	41.1
- Adjustment to prior periods	0.1	(0.4)	(2.9)
	31.4	23.5	59.3
Deferred taxation	2.1	3.1	(2.1)
	33.5	26.6	57.2

The Group's share of profit of associates in the income statement is shown net of tax of £1.1m (30 September 2004 - £0.5m; 31 March 2005 - £0.9m).

4 Earnings per ordinary share

Under IFRS the Group is required to disclose basic and diluted EPS on the face of the income statement. The Group will continue to calculate an adjusted EPS measurement ratio in the notes to the financial statements as it believes that it is the most appropriate measurement since it better reflects the business's underlying cash earnings.

	6 months ended 30 September 2005	6 months ended 30 September 2004	Year ended 31 March 2005
	£m	£m	£m

Earnings attributable to equity holders of the parent	60.7	49.9	107.5
Amortisation and impairment of intangibles	2.8	-	0.8
Exceptional items	-	6.0	9.1
Taxation on exceptional items	-	(1.8)	(1.2)
Adjusted	63.5	54.1	116.2
	Shares millions	Shares millions	Shares millions
Weighted average number of shares			
Basic	596.7	579.0	586.9
Dilutive effect of contingent share capital	1.6	23.8	13.1
Adjusted	598.3	602.8	600.0
Dilutive effect of share options	15.0	14.7	13.8
Diluted	613.3	617.5	613.8
	Pence	Pence	Pence
Earnings per share			
Basic	10.2	8.6	18.3
Diluted	9.9	8.1	17.5
Adjusted	10.6	9.0	19.4

5 Matched principal transactions

Certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades are complete only when both sides of the deal are settled, and so the Group is exposed to risk in the event that one side of the transaction remains unsettled. Substantially all the transactions settle within a short period of time and the settlement risk is considered to be minimal.

The Group has adopted IAS32 and IAS39 prospectively from 1 April 2005. Hence matched principal transactions in the Interim Report at 30 September 2004 and 31 March 2005 are accounted for in accordance with UK GAAP.

Under UK GAAP, the amounts due to and payable by counterparties in respect of matched principal business expected to settle in the normal course of trading are offset and the net amount is included in trade and other receivables. Only outstanding transactions which have gone beyond settlement date and where neither side of the transaction has settled are shown gross. The gross amount included in both trade and other receivables and trade and other payables is £569.0m at 30 September 2004 and £509.9m at 31 March 2005.

Under IFRS, all amounts due to and payable by counterparties in respect of matched principal business are shown gross. The gross amount included in both trade and other receivables and trade and other payables is £144,372.2m at 30 September 2005.

Certain Group companies are involved in collaterised stock lending transactions as an intermediary between counterparties. Under UK GAAP, the net amount is included in trade and other payables (30 September 2004 - £0.1m; 31 March 2005 - £0.3m). Under IFRS such amounts are shown gross with

£1,064.9m included in trade and other receivables at 30 September 2005 and £1,067.1m included in trade and other payables.

6 Long-term borrowings

Long-term borrowings represent a $225m subordinated debt private placement, net of issue costs, completed by the Group in June 2005. The borrowing includes $193m of fixed rate debt at 5.84% with a 10-year maturity which the Group has the option to repay after five years and a $32m floating rate component that can be repaid after two years.

7 Dividends

Amounts recognised as distributions to equity holders in the period:	6 months ended 30 September 2005 £m	6 months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Final dividend for the year ended 31 March 2005 of 6.4p (2004 - 5.7p) per share	38.2	34.0	34.0
Interim dividend for the year ended 31 March 2005 of 1.85p per share	-	-	11.0
	38.2	34.0	45.0

On 17 November 2005 the Board approved an interim dividend for the year ended 31 March 2006 of £14.9m (2.50p per share).

8 Reconciliation of total equity

(a) 30 September 2005

	Called up share capital £m	Contingent share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m
As at 1 April 2005 under IFRS	60.6	7.0	215.2	28.8	197.9
Impact of adoption of IAS32 and IAS39 (note 12)	-	(7.0)	-	9.0	(2.9)
	60.6	-	215.2	37.8	195.0
Increase in shares in employee trusts	-	-	-	-	(3.7)
Employee share option charges	-	-	-	-	2.2
Profit for the period	-	-	-	-	60.7
Dividends paid	-	-	-	-	(38.2)
Exchange adjustments on net investments in overseas entities	-	-	-	0.2	12.8
Ordinary shares issued	0.1	-	0.8	-	-
Net movement on cash flow hedges	-	-	-	(2.1)	-
Revaluations of available for					

sale assets	-	-	-	4.8	-
Other movements	-	-	-	-	-
As at 30 September 2005	60.7	-	216.0	40.7	228.8

(b) 30 September 2004

	Called up share capital £m	Contingent share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m
As at 1 April 2004 under IFRS	57.8	108.1	143.7	28.0	159.7
Cancellation of company shares	(0.8)	-	-	0.8	(17.3)
Contingent share capital issued	3.4	(96.1)	70.9	-	-
Other movements in contingent share capital	-	(6.4)	-	-	-
Increase in shares in employee trusts	-	-	-	-	(2.7)
Share-based payments in the period	-	-	-	-	0.6
Profit for the period	-	-	-	-	49.9
Dividends paid	-	-	-	-	(34.0)
Exchange adjustments on net investments in overseas entities	-	-	-	0.3	4.2
Other ordinary shares issued	0.1	-	0.4	-	-
As at 30 September 2004	60.5	5.6	215.0	29.1	160.4

(c) 31 March 2005

	Called up share capital £m	Contingent share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m
As at 1 April 2004 under IFRS	57.8	108.1	143.7	28.0	159.7
Cancellation of company shares	(0.8)	-	-	0.8	(17.3)
Contingent share capital issued	3.4	(96.1)	70.9	-	-
Other movements in contingent share capital	-	(5.0)	-	-	-
Increase in shares in employee trusts	-	-	-	-	(0.7)
Share-based payments in the period	-	-	-	-	1.3
Profit for the year	-	-	-	-	107.5
Dividends paid	-	-	-	-	(45.0)
Exchange adjustments on net investments					

in overseas entities	-	-	-	-	(7.0)
Other ordinary shares issued	0.2	-	0.6	-	-
Actuarial losses for the year (net of tax)	-	-	-	-	(0.6)
As at 31 March 2005	60.6	7.0	215.2	28.8	197.9

9 Cash flow

	6 months ended 30 September 2005 Unaudited £m	6 months ended 30 September 2004 Unaudited £m	Year ended 31 March 2005 Audited £m
Cash flows from operating activities			
Profit before tax	95.4	77.3	166.8
Operating exceptional items	-	6.0	9.1
Depreciation of tangible fixed assets	11.4	11.8	21.7
Amortisation of other intangible assets	2.8	-	0.8
Amortisation of other investments	0.4	-	0.4
Amortisation of cost of own shares	2.2	1.2	2.0
(Profit)/loss on sale of tangible fixed assets	0.1	0.2	(0.1)
Profit on sale of current asset investments	-	-	(0.9)
Share of operating(profits)/losses of associates	(1.8)	(0.4)	1.9
Net finance income	(2.0)	(2.3)	(4.6)
Taxation	(23.3)	(20.2)	(46.8)
	85.2	73.6	150.3
Increase in trade and other receivables*	(67.6)	(41.1)	(30.2)
Increase in trade and other payables*	40.3	17.5	17.7
Cash inflow before operating exceptionals	57.9	50.0	137.8
Operating exceptional items paid	(6.3)	(0.6)	(4.8)
Net cash flow from continuing operating activities	51.6	49.4	133.0

*The movement in trade and other receivables and trade and other payables excludes the impact of the gross up of matched principal trades as permitted by IAS7 "Cash Flow Statements".

(b) Net cash and cash equivalents

For the purposes of the cash flow statement, net cash and cash equivalents comprise cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

	6 months ended 30 September 2005 Unaudited	6 months ended 30 September 2004 Unaudited	Year ended 31 March 2005 Audited

	£m	£m	£m
Cash and cash equivalents included in current assets	350.0	172.7	231.3
Bank overdrafts	(0.5)	(0.2)	(0.6)
Net cash and cash equivalents	349.5	172.5	230.7

(c) Changes to the Cash Flow Statement following adoption of IFRS

	6 months ended 30 September 2004 Unaudited £m	Year ended 31 March 2005 Audited £m
UK GAAP cash at bank and in hand	169.2	227.0
Bank overdrafts	(0.2)	(0.6)
Proportional consolidation of joint ventures	3.5	4.3
Net cash and cash equivalents	172.5	230.7

Under UK GAAP certain short-term borrowings were treated as part of cash and cash equivalents. These have been excluded from the IFRS Cash Flow Statement as they do not meet the definition of cash and cash equivalents as set out in IAS7 "Cash Flow Statements". The balance outstanding in respect of these short-term borrowings as at 31 March 2005 was £nil and as at 30 September 2004 £5m.

Under IFRS joint ventures are proportionally consolidated whereas under UK GAAP the equity method of consolidation was applied. Consequently the Group's share of joint venture cash and cash equivalent balances and their respective cash flow movements have been reflected on a line by line basis in the restated Cash Flow Statement. Joint venture cash balances as at 31 March 2005 were £4.3m and as at 30 September 2004 £3.5m.

Under IFRS the net increase in net cash and cash equivalents is after taking account of exchange adjustments. On a UK GAAP basis exchange adjustments were not included in the increase in cash for the year, but shown within the reconciliation of net funds. Exchange adjustments as at 31 March 2005 were £4.7m and as at 30 September 2004 £0.9m. Under IFRS other reclassifications of £1.6m as at 30 September 2004 and £0.1m as at 31 March 2005 have also been made.

10 Contingent Liabilities

(a) In July 2003, it was announced that two of the Group's subsidiary undertakings and the Company were among those being sued in connection with an alleged infringement of patent number 6,560,580 (580 Patent) in the United States of America. The Group rejected the claim.

The jury trial commenced on 7 February 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the defendants, including the Group, to be an amount of up to $104m as at 30 September 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Group. The Court also dismissed all of the claims challenging use of the OM Click Exchange System for BrokerTec.

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of a second computer system, the Garban GTN and on the Groups' counterclaim for judgment declaring that the Garban GTN did not infringe the 580 Patent. On 22 February 2005, the jury found that the application for the 580 Patent failed to provide an adequate written description in certain of the 580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claims of the 580 Patent, but that the claimed infringement had not been wilful.

On 4 April 2005, the claimants and the Group filed post-trial applications, which remain pending. The claimants have previously indicated an intention to appeal certain of the Court's rulings.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Group, but based on current available information and after consultation with the Group's lawyers the directors continue to expect a successful outcome for the Group. No provision has been made in the Financial Statements.

(b) ICAP plc has received correspondence from National Australia Bank (NAB) alleging that revaluation data, supplied by an individual within one of ICAP's Singapore subsidiaries (a member of the TFS-ICAP joint venture), helped mask trading losses in NAB's foreign exchange (FX) options business.

On 27 January 2004 NAB announced that it incurred FX trading losses of A$360 million (£158 million). Detailed reports following full investigations into these losses were published by PricewaterhouseCoopers (PwC) and the Australian Prudential Regulation Authority (APRA) in March 2004 and indicated that NAB incurred these FX trading losses between April 2003 and January 2004. The PwC report includes descriptions of how certain NAB dealers concealed losses by processing false spot FX and false FX option transactions, booking one-sided internal FX option transactions and using incorrect dealing rates for genuine transactions. The reports analyse the cause of these trading losses, including the methods of concealment employed by the NAB dealers, repeated failures of NAB risk management, absence of NAB financial controls, gaps in NAB back office procedures, inadequate NAB corporate governance and NAB corporate cultural weaknesses. NAB accepted the findings of the PwC report on 28 April 2004.

Neither the ICAP Group nor TFS-ICAP accept any responsibility for these NAB FX trading losses and intend to vigorously contest any claim which may be made against them in this matter.

ICAP has been informed that a similar allegation has been asserted by NAB against another inter-dealer broker, which is not a party to the joint venture, in respect of these NAB FX trading losses.

It is not possible at this stage to predict the outcome with certainty or to determine the extent of liability, if any, of the Group. No provision has been made in the Financial Statements.

(c) From time to time the Group is engaged in litigation on employee related and other matters. It is not possible to quantify the extent of such liabilities but they are not expected to have a material, adverse effect on the Group's results or net assets.

11 Exchange Rates

The principal exchange rates which affect the Group, expressed in currency per £1, are shown below:

	Closing rate	Closing rate	Closing rate	Average rate 6 months	Ave 6 mc

	as at 30 September 2005	as at 30 September 2004	as at 31 March 2005	ended 30 September 2005	ende Septe
US Dollar	1.77	1.81	1.89	1.82	
Euro	1.47	1.46	1.45	1.47	
Yen	200.51	199.44	202.11	199.33	1s

12 IFRS reconciliations

Impact of the adoption of IAS32 and IAS39 as at 1 April 2005

The Group has adopted IAS32 and IAS39 prospectively from 1 April 2005. The following adjustments were made at 1 April 2005 to the Group's balance sheet at 31 March 2005 to reflect the adoption of IAS32 and IAS39.

	IFRS pre adoption of IAS32 and IAS39 at 31 March 2005 £m	Matched principal transactions (note 5) £m	Derivative financial instruments (note a) £m	C I and I adjustm (notes b
ASSETS				
Non-current assets	387.4	-	0.8	
Current assets				
Trade and other receivables	680.6	175,310.8	3.3	
Other investments	16.2	-	-	
Cash and cash equivalents	231.3	-	-	
	928.1	175,310.8	3.3	
Total assets	1,315.5	175,310.8	4.1	
LIABILITIES				
Current liabilities				
Trade and other payables	(708.3)	(175,310.8)	(1.6)	
Short-term borrowings and overdrafts	(0.6)	-	-	
Short-term provisions	(7.5)	-	-	
Tax payable	(38.0)	-	-	
Obligations under finance leases	(0.7)	-	-	
	(755.1)	(175,310.8)	(1.6)	
Non-current liabilities				
Trade and other payables	(11.1)	-	(0.5)	
Retirement benefit obligations	(2.7)	-	-	
Tax payable	(9.8)	-	-	
Deferred tax liabilities	(12.7)	-	-	
Long-term provisions	(3.8)	-	-	
Obligations under finance leases	(0.3)	-	-	
	(40.4)	-	(0.5)	

Total liabilities	(795.5)	(175,310.8)	(2.1)	
Net assets	520.0	-	2.0	
EQUITY				
Capital and reserves				
Called up share capital	60.6	-	-	
Contingent share capital	7.0	-	-	
Share premium account	215.2	-	-	
Other reserves	28.8	-	4.7	
Retained earnings	197.9	-	(2.7)	
Equity attributable to equity holders of the parent	509.5	-	2.0	
Minority interests - equity	10.5	-	-	
	520.0	-	2.0	

As described in note 5, under IFRS all matched principal transactions, including collaterised stock lending transactions, are shown gross in trade and other receivables and trade and other payables. The adjustment required on adoption of this policy on 1 April 2005 is to gross up trade and other receivables and trade and other payables by £175,310.8m.

The impact of applying IAS32 and IAS39 in respect of derivative financial instruments as at 1 April 2005 is to increase net assets by £2.0m. The accounting policy in respect of derivative financial instruments is described in note (a) below. Other IAS32 and IAS39 adjustments as at 1 April 2005 result in a net decrease in net assets of £2.9m. These comprise an increase in net assets of £4.3m in respect of the revaluation of investments to market value as described in note (b) below, a decrease in net assets of £7.0m on the reclassification of contingent share capital (note (c) below), and a £0.2m decrease in net assets due to a change in the Group's debtor provisioning policy.

(a) Derivative financial instruments

The Group uses various financial instruments as hedges to reduce exposure to foreign exchange and interest rate risk. These include forward foreign exchange contracts, currency options, cross currency and interest rate swaps. Under UK GAAP, derivative financial instruments are not required to be recognised on the balance sheet at fair value where they are hedging a defined financial risk. Under IFRS, the requirements for defining a hedge relationship are stricter than under UK GAAP (the hedge relationship must be documented and tested for effectiveness) and all derivatives are measured at fair value.

Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the income statement. Where derivatives qualify for hedge accounting, the recognition of the resultant gain or loss depends on the nature of the hedge relationship and the item being hedged. Under IAS39 hedges are either classified as fair value hedges, cash flow hedges or net investment hedges.

Fair value hedges: Derivative financial instruments are classified as fair value hedges when they hedge the Group's exposure to changes in the fair value of a recognised asset or liability. Under UK GAAP the hedged item is recorded at historic cost, with the hedging instrument typically being held off-balance sheet. Under IFRS, both the hedging instrument and hedged item are recorded at fair value on the balance sheet, with changes in fair value being taken through the income statement.

Cash flow hedges: Derivative financial instruments are classified as cash flow hedges when they hedge the Group's exposure to changes in cash flows attributable to a particular asset or liability or a highly probable forecast transaction. Under UK GAAP, the hedged item is recorded at historical cost or is a forecasted cash flow, with the hedging instrument typically held off-balance sheet. Under IFRS, gains or losses on designated cash flow hedges are recognised directly in shareholders' equity, to the extent that they are determined to be effective. Any remaining portion of the gain or loss is recognised immediately in the income statement. On recognition of the hedged asset or liability, any gains or losses that had previously been recognised directly in shareholders' equity are included in the initial measurement of the fair value of the asset or liability. As at 1 April 2005 assets with an original carrying value of nil have been designated as cash flow hedges. The fair value of these assets was £4.7m

Net investment hedges: Under both UK GAAP and IFRS, changes in the value of foreign denominated investments due to currency movements are recognised directly in shareholders' equity. Under UK GAAP, the related hedging instrument is held at fair value on the balance sheet, with gains or losses being recognised directly in shareholders' equity. Under IFRS, the accounting treatment for a net investment hedge is generally consistent with the treatment for a cash flow hedge.

(b) Investments

Under IFRS, the Group classifies its other investments as either available for sale, fair value through the income statement or loans and receivables. The classification of assets is determined at initial recognition and depends on the purpose for which the asset was acquired.

Available for sale assets: These are usually equity investments that are not associates, joint ventures or subsidiary undertakings, that have been acquired for the long term or are assets that have not been designated to other categories. After initial recognition, they are held at fair value where this is readily available and movements in value are recognised in shareholders' equity. Where the fair value cannot be reliably measured, the assets are held at cost less any provision for impairment. As at 1 April 2005 assets with an original carrying value of £7.3m have been designated as available for sale. The fair value of these assets was £12.4m, of which £2.3m is included within associates.

Assets held at fair value through the income statement: Assets designated as held at fair value through the income statement are initially recognised at cost, and then revalued to fair value on a regular basis. All movements in value are recognised immediately in the income statement. These assets are usually held for the short term or for trading purposes. As at 1 April 2005 assets with an original carrying value of £8.0m have been designated as assets held at fair value through the income statement. The fair value of these assets was £6.0m.

Loans and receivables: These are non-derivative financial assets with fixed or determinable payments. After initial recognition at cost, these assets are valued at amortised cost using the effective interest rate method. The assets are not intended to be traded by the Group.

(c) Contingent share capital

In recent years, the Group has completed a number of acquisitions to be satisfied in part by deferred contingent consideration. The deferred contingent consideration includes amounts payable in either cash or shares at the Group's option. Under UK GAAP, such outstanding amounts have been included as contingent share capital. Under IFRS, where the contingent number of shares to be issued is dependent upon the market value of the shares at the date of issue, this is recognised as a liability. Where the

contingent number of shares is fixed and does not depend upon the market value of the shares at the date of issue, it is recognised as contingent share capital.

For UK GAAP to IFRS Reconciliations, please refer to the full announcement on;

www.icap.com

INDEPENDENT REVIEW REPORT TO ICAP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises consolidated balance sheet as at 30 September 2005 and the related consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. This interim financial information has been prepared in accordance with those IFRS standards and IFRIC interpretations expected to be issued and effective or issued and early adopted at 31 March 2006. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006, are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substa

Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Directorate Change
Released	07:01 22-Nov-05
Number	4654U

Press Release

ICAP announces that its Group Finance Director will leave in 2006

London, 22 November, 2005 – ICAP plc (IAP.L), the world's largest interdealer broker announces that its Group Finance Director, Jim Pettigrew, will leave the company in 2006. Mr Pettigrew has decided, after 7 years in this role, to pursue his career outside ICAP. It has been mutually agreed that Mr Pettigrew will continue in his position until a successor is in place or by 30 September 2006, which ever is the earliest.

A firm date for a handover will be announced once the recruitment process is completed.

Michael Spencer, Group Chief Executive of ICAP, said "ICAP has expanded enormously from a £200m to a £2.2 billion capitalisation company since Jim Pettigrew became finance director in 1999. His commitment to ICAP's success has been outstanding and I am sure that his move to a new challenge next year will be equally successful."

Mr Pettigrew has recently been appointed a non-executive director of Edinburgh Investment Trust plc.

Enquiries

Mike Sheard	Director of Corporate Affairs, ICAP	(44) 20 7050 7103

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale markets for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. Please go to www.icap.com for more information.

END

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director/PDMR Shareholding
Released	16:24 24-Nov-05
Number	6521U

RNS Number:6521U
ICAP PLC
24 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

MARK YALLOP

4. State whether notification relates to a person connected with a person

discharging managerial responsibilities/director named in 3 and identify the connected person

NOTIFICATION IN RESPECT OF SHARES
ACQUIRED BY MR J M & MRS R J YALLOP

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR J M & MRS R J YALLOP

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

50,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.008%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

351.5P

14. Date and place of transaction

24 NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

350,000 0.057%

16. Date issuer informed of transaction

24 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

HELEN BROOMFIELD
COMPANY SECRETARY
020 7000 5781

Name and signature of duly authorised officer of issuer responsible for

making notification

HELEN BROOMFIELD

Date of notification 24 NOVEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Director/PDMR Shareholding
Released	13:54 29-Nov-05
Number	8394U

RNS Number:8394U
ICAP PLC
29 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

CHARLES GREGSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the

connected person

NOTIFICATION IN RESPECT OF SHARES ACQUIRED BY MRS C GREGSON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MRS C GREGSON

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

4,050

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0007%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

362.75P

14. Date and place of transaction

23 NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when

calculating percentage)

230,395 0.038%

16. Date issuer informed of transaction

25 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

HELEN BROOMFIELD
COMPANY SECRETARY
020 7000 5781

Name and signature of duly authorised officer of issuer responsible for making notification

HELEN BROOMFIELD

Date of notification 29 NOVEMBER, 2005

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